                                                                Exhibit 20.2

                     BUTLER NATIONAL SERVICE CORPORATION

        FINANCIAL STATEMENTS AS OF JANUARY 31, 2001 (not audited)

                          AND AS OF APRIL 30, 2000

     TOGETHER WITH AUDITORS' REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Butler National Service Corporation:

We have audited the accompanying balance sheet of Butler National Service Corporation (a Kansas corporation) as of April 30, 2000 the related statements of operations, shareholders' equity, and cash flows for the year ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler National Service Corporation as of April 30, 2000 and the results of their operations and cash flows for year ended April 30, 2000, in conformity with generally accepted accounting principles.



                                  WEAVER & MARTIN, LLC

Kansas City, Missouri,
September 15, 2000



MANAGEMENTS' OPINION

The accompanying unaudited Financial Statements as of January 31, 2001 and the results of operations and cash flows for nine months ended January 31, 2001 have been prepared in accordance with the instructions to Form 10-Q of Regulation S-X and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of the management of the Company, all adjustments
(consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the nine months ended January 31, 2001 are not indicative of the results of operations that may be expected for the year ending April 30, 2001.

For further information, refer to the Consolidated Financial Statements and Footnotes included in the Registrant's Annual Report on Form
10-K for the year ended April 30, 2000.


March 2, 2001

                   BUTLER NATIONAL SERVICE CORPORATION
                             Balance Sheets
         as of January 31, 2001 (not audited) and April 30, 2000




                                             (not audited)
                                                  2001               2000
                                                  ----               ----

ASSETS

 CURRENT ASSETS:
   Cash                                      $     68,725       $    85,852
   Accounts receivable                            133,396           246,375
   Interest receivable                             10,255            12,224
   Note receivable from Indian Gaming
    developments                                  363,368           363,368
                                                ---------         ---------

             Total current assets                 575,744           707,819

   Note receivable from Indian Gaming             664,989           922,697
                                                ---------         ---------
Total assets                                $   1,240,733       $ 1,630,516
                                                =========         =========


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt      $     363,368       $   363,368
  Due to affiliate                                151,609           308,181
                                                ---------         ---------
            Total current liabilities             514,977           671,549

LONG-TERM DEBT, NET OF CURRENT MATURITIES         662,770           922,697

COMMITMENTS AND CONTINGENCIES                        -                 -
                                                ---------         ---------
            Total liabilities                   1,177,747         1,594,246

SHAREHOLDERS' EQUITY:

  Preferred stock, par value $.001:
   Authorized, 50,000,000 shares, all
   classes no shares issued and outstanding          -                 -

  Common stock, par value $.001:
   Authorized, 100,000,000 shares
   Issued and outstanding 1,700,000
   shares in 2000 in 2001 and 2000                 1,700             1,700


  Contributed in excess of par value           1,307,549         1,307,549

  Retained deficit                            (1,246,263)       (1,272,979)
                                               ---------         ---------
            Total shareholders' equity            62,986            36,270
                                               ---------         ---------
Total liabilities and shareholders' equity   $ 1,240,733       $ 1,630,516
                                               =========         =========

The accompanying notes are an integral part of these financial statements.

                    BUTLER NATIONAL SERVICE CORPORATION
                         Statement of Operations
        for the Nine Months Ended January 31, 2001 (not audited)
                    and the Year Ended April 30, 2000


                                            (not audited)
                                                  2001             2000
                                                  ----             ----

NET SALES                                   $    272,615       $   384,041

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES     249,934           353,827

OPERATING INCOME                                  22,681            30,214

OTHER INCOME (EXPENSES)
  Interest expense                              (102,261)         (151,882)
  Interest revenue                               106,296           154,920
  Other                                             -                 -
                                                --------         ---------
  Other expense                                    4,035             3,038

INCOME FROM OPERATIONS BEFORE TAXES               26,716            33,252

PROVISION FOR INCOME TAXES                          -                 -
                                                --------         ---------
NET INCOME                                  $     26,716       $    33,252
                                                ========         =========

BASIC EARNINGS PER COMMON SHARE             $      0.016       $     0.020

  Shares used in per share calculation         1,700,000         1,700,000

DILUTED EARNINGS PER COMMON SHARE           $      0.016       $     0.020

  Shares used in per share calculation         1,700,000         1,700,000


The accompanying notes are an integral part of these financial statements.

                     BUTLER NATIONAL SERVICE CORPORATION
                      Statement of Shareholders' Equity
          for the Nine Months Ended January 31, 2001 (not audited)
                      and the Year Ended April 30, 2000


                   Preferred  Common       Capital      Retained     Total
                     Stock     Stock     Contributed    Earnings  Shareholders'
                                         in Excess of
                                          par value

BALANCE, April
 30, 2000              -      $1,700     $1,307,549   $(1,272,979)  $  36,270

Net income
 (not audited)         -         -             -           26,716      26,716
                   ----------------------------------------------------------
BALANCE, January
 31, 2001              -      $1,700     $1,307,549   $(1,246,263)  $  62,986


  The accompanying notes are an integral part of these financial statements.

                        BUTLER NATIONAL SERVICE CORPORATION
                              Statement of Cash Flows
             for the Nine Months Ended January 31, 2001 (not audited)
                        and the Year Ended April 30, 2000

                                                (not audited)
                                                     2001            2000
                                                     ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                     $     26,716     $   33,252

   Changes in assets and liabilities -
     Accounts receivable                             112,979       (246,375)
     Interest receivable                               1,968          1,033
     Due to affiliate                               (156,572)       294,827
                                                    --------        -------
     Cash provided by (used in) operations           (14,909)        82,737

CASH FLOWS FROM INVESTING ACTIVITIES

  Indian Gaming note receivable, net                 259,907        321,576
                                                    --------        -------
   Cash provided by investing activities             259,907        321,576

CASH FLOWS FROM FINANCING ACTIVITIES

  Repayments of long-term debt                     (259,927)       (321,576)
                                                    -------         -------
   Cash (used in) financing activities             (259,927)       (321,576)

                                                    -------         -------
NET INCREASE (DECREASE) IN CASH                     (17,127)         82,737

CASH, beginning of period                            85,852           3,115
                                                    -------         -------
CASH, end of period                                $ 68,725        $ 85,852
                                                    =======         =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Interest paid                                    $102,261        $151,882
                                                    =======         =======

The accompanying notes are an integral part of these financial statements.


                   BUTLER NATIONAL SERVICE CORPORATION

                      NOTES TO FINANCIAL STATEMENTS

            JANUARY 31, 2001 (not audited) AND APRIL 30, 2000



1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements include the accounts of Butler National Service Corporation (BNSC) a wholly owned subsidiary of Butler National Corporation.

Butler National Service Corporation is a management consulting and administrative services firm providing business planing and financial coordination to Indian tribes interested in owning and operating casinos under the terms of the Indian Gaming Regulatory Act of 1988.

a. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Long-Lived Assets: Long-lived assets and identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition. The Company determined that as of January
         31, 2001, there had been no impairment in the carrying value of long-lived assets.

c. Indian Gaming: As a part of a Management Contract approved by the National Indian Gaming Commission (NIGC) on January 14,
         1997, between the Company (BNSC), the Miami Tribe of
         Oklahoma and the Modoc Tribe of Oklahoma (the Tribes), the Company agreed to convert their current unsecured receivable from the Tribes to a secured note receivable with the Tribes of $3,500,000 at 2 percent over prime, to be repaid over five years, for the construction of the Stables gaming establishment and reimbursement for previously advanced funds. Security under the contract includes the Tribes' profits from all tribal gaming enterprises and all assets of the Stables except the land and building. In conjunction with the dividend of Indian Gaming Corporation (IGC) shares to the shareholders of Butler National Corporation in May, 1999, $1,607,642 of the note was an asset of BNSC and $1,770,351 was an asset of the Butler National Corporation. The Company is currently receiving payments on the note on the Stables' operation. Amounts to be received on the notes are for the fiscal period ending April 30, 2001 - $103,440; 2002 - $410,229; 2003 - $420,128 and 2004 - $94,560.

d. Financial Instruments: The carrying value of the Company's cash and cash equivalents, short-term investments, notes receivable, accounts receivable, interest receivable, current maturities of long-term debt and due to affiliate approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Based upon borrowing rates currently available to the Company with similar terms, the carrying value of long-term debt obligations approximate fair value.

e. Revenue Recognition: Management fee revenue and interest income are recognized as earned.

f. Earnings Per Share: Earnings per common share is based on the weighted average number of common shares outstanding during the year.

g. New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically to assets, liabilities, unrecognized firm commitments or forecasted transactions. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value or cash flows. This Statement, as amended, is effective for fiscal years beginning after June 15, 2000. Management believes that the adoption of this Statement will not have a material effect on the Company's financial position, results of operations or cash flows.

         In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-1, "Accounting for the
         Costs of Computer Software Developed or Obtained for Internal Use". This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met. The Company adopted SOP 98-1 as of January 1, 1999. The adoption of this SOP did not have a material effect on the Company's financial position, results of operations or cash flows.

         In April 1998, the AICPA issued SOP 98-5, "Reporting on the
         Costs of Start-Up Activities". This SOP requires that entities expense start-up costs and organization costs as they are incurred. The Company adopted SOP 98-5 as of January 1, 1999. As the
         Company has expensed these costs historically, the adoption of this SOP did not have a material effect on the Company's financial position, results of operations or cash flows.

         In November 1999, the Securities and Exchange Commission
         ("SEC") issued Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges". In December 1999, the SEC issued
         SAB No. 101, "Revenue Recognition in Financial Statements".
         SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying accounting principles generally accepted in the United States to certain revenue recognition issues. The Company does not anticipate that these SAB's will have a material impact on its financial position, results of operations or cash flows.

h. Income Taxes: Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expense items are recognized for financial reporting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of deferred tax assets and liabilities give recognition to enacted tax rates in effect in the year the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that the Company expects to realize.

i. Cash and Cash Equivalents: Cash and cash equivalents consist primarily of cash and investments in a money market fund. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

j. Concentration of Credit Risk: The Company extends credit to customers based on an evaluation of their financial condition and collateral is not required. The Company performs ongoing credit evaluations of its customers and maintains, as required, an allowance for doubtful accounts.

2.   DIVIDEND OF GAMING STOCK TO SHAREHOLDERS OF BUTLER NATIONAL CORPORATION.

On May 4, 1999, Butler National Corporation announced the Distribution of the contract rights to manage for its business of managing operating Indian gaming establishments. Butler National Corporation plans to distribute this business to Indian Gaming Corporation from its subsidiary Butler National Service Corporation (BNSC) for dividend to its shareholders. Butler National Corporation plans to form Indian Gaming Corporation (IGC) before the distribution to the Butler National Corporation shareholders.
IGC will exchange 18,187,181 shares of its common stock and common stock options to purchase 5,670,300 shares at $0.153 per share to BNSC for the contract rights and related obligations of the operating Indian gaming business. BNSC will transfer the IGC common shares to Butler National Corporation for distribution to the shareholders. The operating assets of the subsidiary totaled approximately $1,240,730 and liabilities totaled approximately $1,177,747. The distribution will be made when the filings are approved by the Security and Exchange Commission. BNSC holds and will distribute to IGC the contract rights to manage an operating Indian Gaming facility (The Stables) and IGC will be expected to manage all operating Indian Gaming facilities developed by Butler National Corporation and its subsidiaries when there is an effective contract between the Tribe and BNSC.

3.  DEBT:

Principal amounts of debt at January 31, 2001 and April 30, 2000, consist of the following:

                                          (not audited)
                                                2001            2000
                                                ----            ----

Notes payable   Note payable, interest
                at prime plus 2%          $  1,026,138     $  1,286,065
                (10.5% at January 31,
                2001) due August 1, 2003.
                Less: Current maturities       363,368          363,368
                                             ---------        ---------
                                          $    662,770     $    922,697


    Maturities of long-term debt obligations at January 31, 2001are as follows:


                                Year Ending
                                  30-Apr        Amount
                                -----------     ------

                                   2001   $     103,440
                                   2002         410,229
                                   2003         420,128
                                   2004          92,341
                                   2005            -
                                            -----------
                                          $   1,026,138


4.  INCOME TAXES:

Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provision of the enacted tax laws. The Company has net operating loss carryforwards which would result in the recognition of net deferred tax assets. A valuation allowance has been provided which reduces the net deferred tax asset to zero. At April 30, 2000, the Company had approximately $19,000 of net operating losses, which expire in 2009.

The deferred taxes are comprised of the following components:

                                         April 30, 2000

Current deferred asset
   Net operating loss                   $         7,500
   Less - Valuation allowance                    (7,500)
                                         --------------
Total deferred tax                      $          -
                                         ==============


The Company utilized operating loss carry forwards in the year ended

April 30, 2000 which resulted in a tax saving of approximately $5,000. The Company utilized the remaining loss carry forward in the unaudited Statements at January 31, 2001.

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

                                        April 30, 2000

   Statutory federal income tax rate         34.0%

   Graduated tax bracket                    (19.0%)

   Utilization of loss carryforwards        (15.0%)

   Effective tax rate                         0.0%

5.  RELATED-PARTY TRANSACTIONS:

The Company paid administrative fees of approximately $238,500 and $318,000 to Butler National Corporation for the period ended January
31, 2001 and April 30, 2000, respectively. Administrative services fees include charges for management of the Company, management staff, professional staff, accounting services, SEC filing services, rent, utilities, travel and other out-of-pocket expenses related to the operation of the Company and the management service to the Stables. The administrative fees will vary depending upon the level of activity of the Company.



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